UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

SAGA COMMUNICATIONS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

786598300
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 460 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

SCHEDULE 13D

CUSIP No. 786598300	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
TowerView LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,255,549

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,255,549

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,255,549

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Saga Communications, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 73 Kercheval Avenue, Grosse Pointe Farms, Michigan 48236.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company, the principal office of which is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch, whose present principal occupation is General Member, TowerView LLC, 460 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.  Daniel R. Tisch is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds referred to in Item 5 that TowerView has spent to acquire the shares of Common Stock beneficially owned by it as of the date hereof were provided from TowerView’s working capital.

Item 4.	Purpose of Transaction.

No Change.

Item 5.	Interest in Securities of the Issuer.

TowerView has sole power to vote and sole power to dispose of an aggregate of 1,255,549 shares of Common Stock as of December 20, 2016, or 25.1% of the 4,995,371 shares of Common Stock that the Company reported as outstanding as of November 3, 2016 in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.  TowerView has used a total of $22,022,431.44 of its funds to purchase these shares.

Set forth on Schedule 1 are all transactions in the securities of the Issuer effected during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No Change.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2016

TowerView LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

          Schedule 1

Trade Date	Quantity	Price

November 11, 2016	(7,656)	$47.3102
November 14, 2016	(2,094)	$47.7864
November 15, 2016	(13)	$47.8900
November 16, 2016	(68)	$47.8900
November 17, 2016	(2,752)	$48.0363
November 18, 2016	(1,658)	$48.2545
November 21, 2016	(2,586)	$48.4740
November 22, 2016	(2,414)	$48.7143
November 23, 2016	(483)	$48.8900
November 25, 2016	(20)	$48.8900
November 28, 2016	(855)	$48.9319
November 29, 2016	(48)	$48.9900
November 30, 2016	(7)	$48.9900

December 5, 2016	(2,370)	$48.7983
December 6, 2016	(1,217)	$48.9722
December 7, 2016	(1,050)	$49.0948
December 8, 2016	(1,103)	$49.2039
December 9, 2016	(249)	$49.2900
December 12, 2016	(598)	$49.2900
December 13, 2016	(988)	$49.3900
December 14, 2016	(1,023)	$49.4899
December 15, 2016	(4,638)	$49.7753
December 16, 2016	(5,351)	$50.2777
December 19, 2016	(5,451)	$50.6524